EXHIBIT 99.2: PRESS RELEASE
LDK Solar Signs Eight-Year Wafer Supply Agreement
with Sumitomo Corporation
XINYU CITY, China and SUNNYVALE, Calif., September 5, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of solar wafers, announced today that it has signed an eight-year contract with Japan-based Sumitomo Corporation (“SC”), one of the leading trading and investment houses in Japan to supply multicrystalline solar wafers to a leading manufacturer of solar cells and modules in Japan.
Under terms of the agreement, LDK Solar will deliver approximately 750 MW of multicrystalline silicon wafers to Sumitomo over an eight-year period, commencing in 2009 and extending through 2016. Sumitomo will make an advanced payment representing a portion of the contract value to LDK Solar.
“We are excited to announce this agreement with Sumitomo to supply high-quality wafers to Japan’s leading manufacturer of solar modules,” Xiaofeng Peng, Chairman and CEO of LDK Solar. “For LDK Solar, this supply contract with another industry leader, signifies another step towards our goal of becoming the leading supplier of wafers worldwide.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
About Sumitomo Corporation
Sumitomo Corporation engages in diverse business activities through its worldwide network. These include various domestic and overseas transactions and import and export of a wide range of goods and commodities, and also providing a wide range of services and investing, in the fields of, such as metals, transportation and construction systems, machinery and electricity, media, electronics and network, chemicals, mineral resources and energy, consumer goods and services, materials and real estate, and finance and logistics
Safe Harbor/Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801